Exhibit 99.02 - Lac Dore Feasibility study

LAC DORE FEASIBILITY STUDY - ExECUTIVE SUMMARY

General Information

The Lac Dore vanadium deposit is located approximately 44 miles (70 km) southeast of Chibougamau, Quebec, Canada. In April 2001, SNC-Lavalin Inc. "SNC" was selected by McKenzie Bay International Ltd. "MKBY" via its wholly owned subsidiary McKenzie Bay Resources Ltd. to carry out a feasibility study for its project to develop an open pit mine based on that deposit and to build a process plant consisting of primary crushing and stockpiling, ore reclaiming, milling and magnetic separation of concentrate, and roasting and refining of magnetic concentrate. The scope of the study also included geology definition and resource estimation, and an audit drilling program at the deposit to validate the extent of the mineral reserves as derived from the various drill holes and surface trenches done since 1958.

SNC's original mandate consisted of the development of the mine plan, processing facilities and infrastructure required to produce pentavanadate
(V2O5) intended for the conventional steel alloys market. In August 2001, the mandate was increased to include the development of processing facilities to produce, as an alternative, vanadium-based chemicals intended for use in vanadium "Redox" batteries (VRB). The production capacity of VRB chemicals is to be 63.5 million litres of electrolyte per year.

The feasibility study also includes the estimation of capital and operating costs and a financial analysis. Separate mandates were awarded to Entraco for an environmental study, to Secor for a market study, and to Savanco to assist SNC in process development.


General Location Map



Geology and Resources

The Lac Dore deposit was discovered in 1954 and staked by Dominion Gulf. In 1958, Jalore Mining did a short exploration program including six drill holes. In 1966, the discovery of vanadium content in the Lac
Dore titaniferous deposit, made by Dr. Gilles Allard, currently a McKenzie Bay Resources Officer and Director, while mapping the region for the Ministere des Richesses Naturelles du Quebec (MRN), changed the economic perspective of the project. MRN re-staked the property and drilled 13 additional holes in 1970 and 1974, that outlined resources of 72 million tonnes grading 31.3% Fe and 0.5% V2O5 in the rock.

After 1977, Soquem did additional work including 19 drill holes that confirmed the resource outlined by MRN. In 1997, MKBY optioned the property and conducted a systematic surface sampling program.
The deposit is divided into three thick and extensive magnetite units:
P1, P2 and P3, of which P2 is the higher grade material. SNC validated the existing database and geological interpretation and created a block model of the deposit using kriging. Using this block model, SNC estimated the measured and indicated resources of the deposit at 102 million tonnes at 35% magnetite, 17.4% ilmenite and 0.50% V2O5.
Map of the Deposit


Mining and Mining Reserves

The mining of the Lac Dore vanadium deposit will be done by the open pit method. The mineable reserves were established from the block model using the Whittle-4D software program. The block model covers an area of 5,300 metres (strike) by 1,000 metres (width) and 200 metres (depth). The Small Mining Units (SMUs) of the block model are 10 m3 each (10m x 10m x 10m). The tonnage of each block was calculated using specific gravities based on average grades of magnetite and ilmenite estimated in the block model. The vanadium grade of each block was used to determine if the block was to be classified as ore or as waste. Following the Whittle results, a 20-year mining plan was established, for a total reserve of 80 million tonnes of ore. Mine production equipment was chosen on the basis that it supply some 12,000 tonnes of ore per day to the crusher, for an annual concentrator production of some 4,300,000 tonnes of ore. The average stripping ratio of waste to ore for the first 5 years was established at 1.4:1 in order to free sufficient ore for the following years. Ore mining will be done on two shifts of 8 hours, 7 days per week, 52 weeks per year.

A third shift will be necessary for the hauling of waste.

Processing

A new process technology was developed by SNC, in collaboration with Savanco, to produce high purity vanadium chemicals from Lac Dore ore. Any information related to his process is considered highly confidential "BLACK BOX" and has been removed from this report.

Environmental

The mining history of the region favors the social acceptability of the project. From a biophysical point of view, the receiving environment has a capacity for neutralizing contaminants far superior to all other regions of Quebec. Moreover, vanadium has a moderate toxicity compared to other metals and its potential for bioaccumulation is very low. At the effluent level, the mitigation measures for the industrial process are apt to ensure its regulatory compliance.

Infrastructure, Services and Utilities

Roads

Access to the plant will be provided by the existing forestry road #210, from highway #167. It will give access to the tailing ponds and fresh water pumping station. Since this road will be subjected to a significant volume of traffic, it will be repaired and a new section of about 8 km will be built to give a more direct access to the plant.

Site Preparation

The plant site will be levelled at elevation 508 m, except for the crusher building which will be built at elevation 514.6 m. Site geotechnical investigations were carried out as part of the study, in order to determine the depth of rock below surface and the type of soil, for buildings and equipment foundations.

Surface and Sanitary Drainage

The runoff water on the site will be collected from the surface via a system of ditches and culverts constructed along the roads and at the perimeter of the plant. Sanitary drainage will be underground, piped by gravity flow to a local septic tank connected to a septic field. The tank will be emptied by a local contractor on a regular basis.

Solid Wastes Disposal

Solid wastes will be put into containers and removed from the site by a local contractor.

Fresh Water

Fresh water will be pumped from Lac Sanac and Lake Brigon, for which capacities were checked against requirements for the new process. Water will be pumped into the fresh water tank on site that will provide sufficient reserve capacity for production as well as for fire protection.

Process Water

Process water will be pumped from the tailings thickener and re-circulated from the concentrate tailings ponds to the process water tank located near the concentrator building. It will be pumped from the tank to the various users in the concentrator building.

Fire Protection

Fire protection water will be pumped from the fresh water tank by a fire pump equipped with a diesel generator as a backup in case of an electrical power failure. The fire pump will feed a fire loop around the perimeter of the plant. Fire hydrants will be provided outside, and sprinklers systems and fire hose cabinets inside the buildings. Dry type fire-fighting systems will be installed in electrical and control rooms.

Steam and Condensate

A steam boiler will be provided in the utilities building to supply steam to the evaporation plant in the refinery and for heating and humidification of the various buildings.

Compressed Air

A compressed air system will be installed in the utilities building to supply dry or wet air to the various users. The system will include filters, a compressor unit, pressure relief valves, air receivers and dryers.

Cooling Water

A cooling water system will be required. It will include a cooling tower, a water basin and recirculation pumps. The cooling tower will be located outside, near the refinery building.

Electrical, Automation and Communications

Hydro-Quebec Tie-in and 161 kV Transmission Line

The electricity required by the mining complex will be fed from the Hydro-Quebec 161 kV line supplied by the 735-161 kV Chibougamau substation. The line going to the site will be tapped onto the 161 kV line L 1627 feeding the Chapais and Obatogamau substations.
The electrical power will be supplied to the project with a 161 kV single circuit transmission line connected to the Hydro-Quebec grid. The length of the transmission line will be approximately 35 km. Since the ownership of the 161 kV transmission line will be transferred to Hydro-Quebec, the cost will be reimbursed during the first five years of operation at a rate of $85.00 per average kW consumed during the year. The reimbursement amount will not exceed the initial investment.

Main Substation

The incoming line at 161 kV will supply the power to a main substation that will transform the voltage to 13.8 kV for site and plant distribution. To achieve adequate distribution, four
13.8 kV out-coming overhead circuits will be made available to supply several secondary substations.

Plant Electrical Distribution

13.8 kV distribution lines will be installed to bring electricity to the plant site, pumping stations and pit. Total estimated lengths of the required 13.8 kV distribution lines are as follows:

-8.0 km of single circuit line;

-1.2  km of double circuit line.

Communication Systems

A dedicated microwave-based communication link will be set up between the plant and the closest access point to the public communication infrastructure, located in Chibougamau. In addition to this microwave-based system, the plant will have the following systems for its operation: a PBx telephone communication system for administration and operations, including fax and modem lines, three internet hub switches and a router for the computer network infrastructure; a local radio communication system for operations, security and maintenance personnel; specialized radio-GPS equipment for surveying; and a security access and alarm system.

Automation

The process facility will be controlled by programmable logic controllers (PLC) located in the crusher building, the concentrator, the refinery and the utility building. To permit local control by operators, man/machine interface (MMI) will be installed in various locations near the equipment. All equipment will be connected to an industrial communication network for better communication of operational and maintenance parameters.

Emergency Power System

Two 1,500 kW diesel generators will be provided, to supply emergency power and lighting to the plant in case of a power failure.

A 500 kW generator will feed the concentrator tailings pumps.
Heating Oil

No. 2 oil will be used for the burner of the kiln and the steam boiler. It will be hauled by truck from Chibougamau to the plant. Two tanks will be provided, contained by dykes and sized for a full week of production.

Diesel and Gasoline

A diesel pumping station will be provided at the outlet of the pit.

A gasoline pumping station will be provided near the guardhouse.
Buildings
I
n general, buildings will be made of structural steel, with concrete footings and foundations, concrete floors and elevated concrete slabs. Walls will be fabricated of pre-painted, insulated steel siding. Translucent panels will be provided to allow daylight to enter. Roofs will be constructed of galvanized steel roof deck and pre-painted, insulated metal cladding. Rainwater will be drained to an outside surface ditch system. Protection against falling ice will be provided above all doors and above any area that requires use by plant personnel, such as pipe racks and conveyor galleries. Process buildings will be heated and ventilated, to maintain a temperature of 15oC and the minimum fresh air required by building codes and government regulations. The administration building, guardhouse and control rooms will be air-conditioned.

Marketing

Due to the current saturated traditional market conditions and the attractiveness of the VRB new technology, it was decided to produce exclusively VRB battery electrolyte. Secor has constructed a market entry scenario for MKBY based upon this vanadium product. The following has been extracted in its entirety from Secor's Report:
"The key to entering vanadium markets with new primary production capacity is to avoid established metal commodity channels in favour of innovative uses for vanadium in energy storage applications. Traditional or metallurgical markets for vanadium are currently saturated. Moreover, they are structured in such a way that encourages severe boom-bust swings with producer prices below total costs for most of the cycle. MKBY would be hard pressed to find favourable terms for sales in metallurgical markets.
Fortunately, the very structure that blocks entry into traditional markets has created an opportunity for new vanadium capacity serving the energy storage markets. The potential impact of Vanadium Redox Flow Batteries "VRB" has not been missed by existing vanadium suppliers. However, because they are locked in the commodity swings of traditional markets, very little attention has been paid to servicing developing VRB producers. As a result, the production of high purity vanadium needed for electrolyte is currently insufficient to sustain even minimal VRB R&D needs, let alone eventual production. Price volatility has even hindered the development of the VRB market. Moreover, the marginal cost pricing practices of most vanadium producers leaves little room for investment in innovation. For
MKBY, the VRB opportunity is an opening."

Operating Cost Estimate

Annual operating cost is based on the following nominal plant capacities:

Total material rock mined                   7,900,000 tonnes/year
Ore                                         4,257,000 tonnes/year
Waste                                       3,643,000 tonnes/year
Average stripping ratio (waste to ore)               0.86
VRB electrolyte (iff 100% of production)   63,505,000 liters/year

Capital Cost Estimate

All costs in this study were estimated in December 2001 Canadian dollars. In developing the capital cost estimate of the project the location of the plant was taken into consideration and regional factors were applied in determining construction and operating labour costs. Budget quotations were obtained for 72% of the equipment. Unit rates, derived from recent similar SNC-Lavalin projects, were used for civil work, buildings and site preparation. Piping, insulation, heat tracing and instrumentation costs were established as percentages of equipment costs, based on SNC-Lavalin's experience of recent similar projects. Indirect costs were established as a percentage of direct costs. Initial investment capital cost of the project are estimated to be 364 M$CDN. The capital cost estimate break-down is as follows:

WBS (000$ CDN)

1- Direct Cost
Mine                               $ 17,292
Site Services & Utilities            75,346
Ore Preparation & Storage             8,157
Concentration                        29,679
Refinery                             70,727
Buildings                            23,557
Tailing Ponds                        13,572
Infrastructures                      12,890
Freight                              10,940
                                   ------------
Subtotal 1 - Direct Cost          $ 262,160

2- Indirect Cost

EPCM                               $ 31,459
Construction Indirects               15,729
Other Costs                           7,865
Owner's Costs                         7,865
Subtotal 2 - Indirect Cost           62,918
3- Escalation                        Excluded
4- Contingencies                     39,009
                                  ==========
TOTAL:                            $ 364,087

Project Continuation Schedule

The project will be divided into two phases.

Phase 1 will start after preliminary funding has been approved, and will include basic engineering along with some pilot plant test work of the new process. It will also include the completion of the environmental impact study necessary for obtaining an environmental permit, the preparation of a definitive estimate for capital cost appropriation, and detailed engineering of long-delivery equipment. The total duration of Phase 1 will be regulated by the time necessary to obtain the environmental permit, which is expected to be approximately 16 months after the approval of preliminary funding.

Phase 1 is expected to be completed by October 2003.

Phase 2 will consist of detailed engineering, procurement, construction, commissioning and start-up of the plant. It is estimated that the total duration of Phase 2 will be approximately two years after the approval of Project funding. Phase 2 is expected to be completed by June 2005.

Financial Analysis

The financial potential of the Lac Dore project was measured in terms of the calculated Internal Rate of Return (IRR). The results are as follows:
 100% Equity IRR 19.0%
  30% Equity funding IRR 29.8%

Conclusions

The financial analysis of the project indicates a good IRR. The project would have a very positive impact on the economy of the Chibougamau area through the creation of direct jobs and the potential of doubling the number of indirect jobs. The development of the project may also result in the creation of other companies which produce batteries and other related industries.

Recommendations

Since the potential demand for the batteries is very large and the production of the electrolyte from the Lac Dore vanadium project shows a good economic potential, it is recommended to carry out the following phases of development:

1. Further develop the process and build a pilot plant to produce 5 million liters of electrolyte annually from acceptable supply sources for a period of five years;

2. Complete the environmental impact study;

3. Obtain a complete feasibility study for VRB Chemical batteries;

4. Start phase 1 of the project consisting of the following activities:

- Carry on with test work for the refining;
- Carry on with basic engineering including flowsheets, mass balance, P&ID's, layout, design criteria, single line diagrams, etc.;
- Obtain firm quotations for long delivery equipment;
- Prepare project schedule;
- Prepare definitive estimate;
- Obtain quotation for early contracts such as temporary facilities, access road, 161 kV transmission line and site preparation.